SUMMARY REPORT

                                on the

                            GOLD BUG PROJECT



PROPERTY:                GOLD BUG CLAIM
                         located on the southern end of Cranberry Ridge within the Eugene Creek Valley, centered approximately 3 miles (5km) southwest of Beaverdell,in south-central British Columbia,
                         Canada

                         Latitude:   49o24' N
                         Longitude:  119o08' W
                         NTS Map:    NTS 082 E/06E
                         BCTRIM Map: 082E035 & 082E045

                         Greenwood Mining Division



WRITTEN FOR:             JOHN XINOS
                         Suite 809, 4438 West 10th Avenue
                         Vancouver, British Columbia
                         Canada  V6R 4R8



WRITTEN BY:              LLOYD C. BREWER
                         Suite 314, 800 West Pender Street
                         Vancouver, British Columbia
                         Canada  V6C 2V6



DATE:                    December 15, 2005


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                     TABLE OF CONTENTS

                                                         PAGE

Summary....................................................1
Location and Access........................................2
Physiography, Vegetation and Climate.......................2
Claim Information and Property Ownership...................5
History....................................................5
Regional Geology...........................................6
Property Geology and Mineralization........................8
Conclusions and Recommendations............................9
References................................................11
Statement of Qualifications...............................12

LIST OF FIGURES

Property Location Map................................omitted
Claim Map............................................omitted
Regional Geology Map.................................omitted




                            SUMMARY

The Gold Bug Project (the "Project, Claims or Property") is located within the historic Beaverdell Mining Camp of southern British Columbia, Canada. Silver was discovered on Wallace Mountain in 1887, and production of silver commenced in 1901. The camp has produced nearly 50,000,000 ounces of silver to date. The first written information describing the Gold Bug Zone, which is the main showing within the project, is in 1973. There are numerous old workings at and surrounding the Gold Bug Zone including a caved adit, open cuts, pits and trenches.

The Gold Bug Project consists of a six (6) cell mineral claim having a total surface area of approximately 315 acres. The Claim is in the Greenwood Mining Division, and is centered at approximately 49o24'N latitude and 119o08'W longitude on National Topographic Sheet 82E/06E and alternatively on BC TRIM map sheets 082E035 & 082E045. The town of Beaverdell is located 3 miles to the northeast of the Property. There is good gravel road access to most parts of the Property.

The area is within the Omineca Crystalline Belt; a NW trending belt dominated by plutonic and high-grade metamorphic rocks. The Project itself is underlain by; Eocene age synite and quartz monzonite and feldspar dykes, granodiorite of the Jurassic Age and West-Kettle Batholith/Nelson Plutonic group and. The mineralization within the Project is classified, by the geological survey branch of the British Columbia Ministry of Energy and Mines, as a shear hosted polymetallic veins (Silver "Ag" - Lead "Pb" - Zinc "Zn" +/- Gold "Au").

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The Gold Bug Project contains a mineralized showing known as the "Gold
Bug Zone". One caved adit and at least 10 trenches and open cuts have exposed a mineralized vein that strikes 010o.

Samples from the zone include 5.8 oz/Ton Ag, 1.52% Pb and 0.54% Zn from an unspecified interval of diamond drilling and 0.14 oz/Ton Au from a grab sample collected from the dump of the caved adit.

A single line of soil geochemical sampling identified a silver, lead and gold anomaly located along the projected strike (extension) of the Gold Bug Vein.

The down-dip and strike extensions (both north and south) of the known gold, silver, lead and zinc mineralization presents a good target.

Further exploration work consisting control grid emplacement, geological mapping and soil geochemical sampling is recommended. A second phase of trenching and diamond drilling would be the next logical exploration step. The recommended budget for the first phase of work is $60,000.



                       LOCATION AND ACCESS

The Gold Bug Project is located within south-central British Columbia, Canada approximately 180 miles (290km) east of Vancouver, near Beaverdell. Locally it is on the southern end of Cranberry Ridge within the Eugene Creek Valley (Figures 1 & 2). The Property is in the Greenwood Mining Division, and is centered at approximately 49O24'N latitude and 119o08'W longitude on NTS map sheet 82 E/6E and alternatively on BC TRIM map sheets 082E035 and 082E045. Beaverdell lies 3 miles (5km) to the northeast, on Highway 33; Kelowna and the junction with Highway 97 lies some 50 miles (80km) to the north, while Rock Creek and the junction of Highways 3 and 33 is 27 miles
(45km) to the south. The Eugene Creek logging road leaves Highway 33 approximately 4.3 miles (7km) south of Beaverdell and affords excellent access to the southern area of the Claim. Further secondary roads and all terrain vehicle trails provide access to the eastern and central portions of the Claim.



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                PHYSIOGRAPHY, VEGETATION AND CLIMATE

The Property is situated within the Monashee Mountains of the Southern Interior Physiographic Region, and elevations within the claims ranges from 4,100 feet (1,260m), near the northeastern corner of the Claim to 2,800 feet (850m) within the Eugene Creek valley at the southeastern corner of the Claim.

Slopes within the Claim area are gentle except for the local fairly steep slopes in the area where the land climbs out of the Eugene Creek valley. Vegetation consists mainly of fir; larch and pine, much of it mature second growth. Some of the area has been recently logged. There is relatively little underbrush, and open grassy areas are common. Outcrop of the underlying rock units is poor throughout the Project. It is estimated that less than 5% of the Project contains good rock outcrop exposure.

The climate features warm summers and mild winters. The West Kettle Valley is fairly dry in the summers, although not as dry as the Okanagan valley to the west. Average yearly precipitation is 20 inches (50cm). A snow pack of 2-3 feet (0.6-0.9m) begins to accumulate in December and lingers in places into May. The recommended field season for initial phases of exploration is from early May to late November. Drilling and underground development can be carried out on a year-round basis with the aid of a bulldozer to keep access roads snow-free.

Ample water is available from Eugene Creek and Tuzo Creek to support all phases of exploration and development.


             CLAIM INFORMATION AND PROPERTY OWNERSHIP

The Gold Bug Project is comprised of one 6 cell mineral claim. The Claim is currently in the authours name but is in the process of being transferred to Mr. John Xinos. Further claim information is provided in the table below:

        Claim       Tenure    Number of     Anniversary
        Name        Number   Claim Cells       Date

      GOLD BUG      509735       6         March 2, 2006

The total surface area of the project is approximately 315 acres.
Refer to Figure 2 for further detail.

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                          HISTORY

The Gold Bug Project is located within the western area of the historic Beaverdell Mining Camp. Exploration in the camp dates to the late 1880's, with the discovery of silver on Wallace Mountain in 1897, and production of silver from as early as 1901. The Highland Bell Mine silver mine was in continuous production for 76 years (1913 to 1989). At closure in 1989, the mine had produced a total of over 46 million ounces of Silver, 12,500 tons of Lead and 15,000 tons of Zinc as well as minor amounts of Cd, Cu and Au.

Exploration activity within the claim area dates back to the early 1900's to the period when the initial discovery of the Wallace
Mountain mineralization occurred.

Development on the Gold Bug claim includes of a caved adit and at least 10 trenches and open cuts. These workings intersected quartz vein mineralized containing gold and silver values associated with galena, pyrite and sphalerite.

No further records of exploration are found until 1971 when Husky Oil conducted regional geological and geochemical surveys. Although the current Project area was included within the Husky Oil claim package it is unknown is any samples were collected from within property.

In 1981 the area was owned by Midland Energy Corporation. During that year they conducted a four day long exploration program that consisted of prospecting and geological mapping.

In 1983, Belinda Mines Ltd., completed four short diamond drill holes designed to investigate a vein discovered by trenching and surface sampling the year before. Drill hole #1 was completed to a depth of 35 feet and intersected the vein. Drill holes #2 and #3 were abandoned due to drilling difficulties at depths of 8 feet and 12 feet respectively. Drill hole #4 was completed to a depth of 52.5 feet and intersected several strongly altered breccia zones containing pyrite and silica.

Between 1995 and 1997 the area was again included in a much larger claim package that included the Inyo-Ackworth Mine and most of Cranberry Ridge. The project was owned and operated by St. Elias Mines Ltd. Limited rock geochemical sampling, geological mapping and a single survey line on which geochemical sampling was conducted crossed the property.

There is no record of further activity within the project area from 1998 to present.

Addition information regarding the property history and showings is provided in the "Property Geology and Mineralization" section of this report.
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                      REGIONAL GEOLOGY

The area is within the Omineca Crystalline Belt; a NW trending belt dominated by plutonic and high-grade metamorphic rocks. Regional geology is presented in Figure 3, the source of which is G.S.C. Map 1736A by Templeman-Kluit.

The Beaverdell area is underlain principally by middle Jurassic Nelson plutonics. The lithologies are dominantly quartz diorite, monzonite and granodiorite. Quartz may range from trace to 20% by volume.

Both potassic and plagioclase feldspars are present, while mafic minerals include hornblende and biotite in varying amounts. Feldspar and/or amphibole may occur as coarse-grained crystals, but the rock is generally equigranular and moderately foliated. In the Beaverdell area this foliation generally trends E-W to SSE-NNW.

The Nelson Plutonics intrude greenstones, amphibolites, mafic schists, meta-wackes and lesser limestone of the Carboniferous and older
Anarchist Group. This sedimentary and volcanic package occurs as isolated rafts or roof pendants surrounded by the younger intrusive.

The Valhalla intrusions (granite and granodiorite) of Jurassic-Cretaceous age are distinguished from the Nelson Plutonics by their porphyritic nature and general lack of foliation. The contacts between the units are locally gradational, although clearly crosscutting relationships have been observed as well. The regional-scale Okanagan Batholith surrounds the Nelson plutonics in the Beaverdell area and is considered to be equivalent in age to the Valhalla intrusives.

The Coryell Group are Eocene porphyritic felsic intrusions that occur throughout south central B.C. They include the Beaverdell Stock that outcrops on the West Kettle River valley bottom just south of the Beaverdell town site, as well as numerous plugs and dykes on Cranberry Ridge. The Coryell syenites are likely coeval with the Eocene Marron Group of felsic to intermediate volcanic rocks. These trachytes, andesites and lesser tuff and shale interbeds outcrop in erosional remnants on the property and in fault bounded outliers throughout the Okanagan region.

              PROPERTY GEOLOGY AND MINERALIZATION

Previous reports, and government regional geological maps, indicate that the Gold Bug Project is underlain by granodioite, quartz diorite, quartz monzonite and monzonite of the Middle Jurassic Nelson intrusions and Cretaceous to Tertiary Okanagan batholith.

The Gold Bug Zone is the primary mineralized zone identified within the Claim to date. It is located within the approximate center of the Gold Bug Claim on the southern end of Cranberry Ridge. The Geological Survey Branch of the British Columbia Ministry of Energy and Mines has classified the mineralization within the project as a shear hosted polymetallic (Ag-Pb-Zn +/- Au) vein.
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

The Gold Bug Zone consists of gold and silver mineralization occurring within a 1.0 meter (3.28 feet) wide quartz vein. The vein is hosted in a shear zone that strikes 010o and dips 270o to the east.

A four hole diamond drilling program was conducted in 1983. Only 1 segment of drill core was assayed (in 1985). This sample, from the top of abandoned Hole #2, returned 5.8 oz/Ton Ag, 1.52% Pb and 0.54% Zn.

In 1995 a grab sample of quartz vein material collected from the dump of a caved adit returned 4.886g/t Au (0.14 oz/Ton).

A geological report discussing the drill program (Crowe, 1985) stated that there were two additional intersections (of drill core) that were of particular interest and may be significant with respect to gold and silver mineralization.

In Drill Hole #1, a 6-foot long interval (24' to 30') hosted up to 2% pyrite, in a heavily chloritized breccia with white siliceous fragments. Magnetite was also present.

A 3 - foot long section of Drill Hole #4 (18' to 21') intersected a heavily chloritized shear, with up to 1% pyrite. Core was lost over this interval. A similar zone was encountered further down the hole, between 32' and 36'. Here an intense stockwork of epidote and chlorite veining containing pyrite was intersected.

A single line of soil geochemical sampling identified a silver, lead and gold anomaly located along the projected strike (extension) of the Gold Bug Vein.

It is also stated (Gal, 1997) that anomalous levels of gold occur in several test pits located upslope (to the north) of the adit.


                CONCLUSIONS AND RECOMMENDATIONS

The Gold Bug Project is located within a prolithic silver, lead zinc mining camp. Silver, gold, lead and zinc shear hosted vein mineralization is located within the Project. Limited soil geochemical sampling indicates that the vein extends to the north.

The high-grade silver with gold, lead and zinc mineralization occurring within the Project is consistent of the overall grades obtained from the past producing Inyo-Ackworth mine (located to the north of the project) as well as the main mines on Wallace Mountain. It is highly probable that further mineralization will be discovered below and along strike from the known mineralization workings at this area.

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As with many historic mining camps past exploration work has primarily focused on the known high-grade showings. Modern exploration techniques and mineralization theories should be implemented to test for a larger body of mineralization that could be the causative source for the numerous mineral showings in the area. The success of these methods is demonstrated by the anomalous results obtained on single survey line of geochemical sampling that were completed within the Property during the 1990's.

The results of the previous work carried out on the Gold Bug Project area indicates that there is strong potential for the discovery of addition silver, gold lead and zinc mineralization. It is therefore recommended that the following steps be carried out to further test the mineralization within the Property:

1. emplace approximately 14 line-miles (22.5km) of flagged and slashed control grid with 100m (328 feet) line spacing and 25m (82 feet) sample spacing over the entire Gold Bug Project;

2. conduct soil sampling (for geochemical analysis) along the grid lines that are in the area of the known mineralization and along both the western and eastern strike extensions. Test pits should be dug to determine the optimal depth for sample collection.

3. MMI (Mobile Metal Ion) geochemical and bio-geochemical methods should also be tested as to viability to define mineralized zones.

4. the usage of advanced (modern) geophysics should also be considered.

5. Mechanized trenching, where overburden depth allows, and diamond drilling should be carried out in the targets identified in the previous 4 steps.

All initial samples should be analyzed for Au+32 element ICP, as previous exploration programs carried out in the area appear to have been mineral specific and the analysis of the soil/rock samples did not cover all economic elements. A table detailing the costs of the Phase I exploration is located on the following page.

The aforementioned recommendation not withstanding, the following two-phase exploration for the Gold Bug Project is recommended:

PHASE I:
--------
The Phase I program will require approximately 3 weeks to complete and will consist of grid emplacement, soil sampling as well as testing the effectiveness of MMI and Biogeochemical methods. An additional 3 weeks will be required to complete analysis of samples, data compilation and interpretation, drafting and report writing. Results gained from the program will lead to a better understanding of, the location of and controls of, mineralization at known showings as at any new showings
1
and/or anomalous areas discovered as a result of the Phase I program.
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Personnel:

Senior Geologist             5 days @ $400.00            $ 2,000.00
Project Geologist           22 days @ $300.00            $ 6,600.00
Prospector/Field Assistant  20 days @ $225.00            $ 4500.00
Prospector/Field Assistant  20 days @ $200.00            $ 4,000.00

Field Costs:

Field Camp and Supplies     60 man/days @ $60.00/m/d     $ 3,600.00
                            (including camp rental, GPS rental,food,
                            prospecting and sampling equipment, first
                            aid and chain saw)
Field Communications        Long Distance charges
                            Motorola 2 way field radios  $ 500.00
Auger Rentals                                            $ 2,000.00
Survey Consumables          Sample bags,survey flagging, $ 3,200.00
                            pickets etc.
Transportation:

Truck Rental                20 days @ $100.00/day        $ 2,000.00
ATV/Trailer Rental          20 days @ $75.00/day         $ 1,500.00
Mob/de-mob                  Vancouver-Beaverdell return  $   500.00
                            (fuel/meals/motel & truck mileage charges)
Analytical:

Soil Samples                500 samples @ $23.50/sample
                            (Au + 32 element ICP)        $ 11,750.00
MMI/Bio Geochemical         10 samples                   $    350.00
Rock Samples                30 samples @ $25.00/sample   $    750.00

Office & Engineering:

Report Writing              based on results of Phase    $  5,000.00
                            I exploration program        $  4,000.00
Drafting/Cartography       (including field base map and
                           all final maps detailing geological
                           mapping, sample locations and results,
                           location of old workings and compilation of results from previous work on property)

Overhead & Contingency                                   $  7,750.00

Total estimate cost of the Phase I exploration program   $ 60,000.00

PHASE II:
---------
The Phase II exploration program is contingent on the success of the Phase I program. mechanical trenching and diamond drilling are foreseen to be the logical next step. The minimum estimated cost of the Phase II program is $100,000.

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                            REFERENCES


B.C. Minister of Mines	  Mineral Inventory File ("MINFILE"):
	                  082E SW 235-Bug, Goldbug Group

Cox, D & Singer, D. A.	  Mineral Deposit Models, USGS Bulletin 1693

Crowe, G.G.	          Diamond Drilling Report on the Goldbug Group,
                          written for Belinda Mines Ltd., Assessment
                          Report #14317 (1985)

Gal, L.P.	          Geological, Geochemical and Geophysical
                          Report on the Cranberry Ridge Property,
                          written for St. Elias Mines Ltd., Assessment
                          Report #24465 (1996)

Kregosky, R.	          Prospecting Report on the Bill Claim,
                          written for Midland Energy Corp, Assessment
                          Report #10044 (1981)

Kregosky, R.	          Geochemical Report on the Bill Claim,
                          written for Midland Energy Corp, Assessment
                          Report #10044 (1983)

Little, H.W.	          Geology, Kettle River (West Half), British
                          Columbia; Geological Survey of Canada, Map
                          15-1961

Paine, D.	          Drilling and Prospecting Report on the Bug
                          Claim written for Goldfever Resources,
                          Assessment Report #11357 (1984)

Rineke, L	          Ore Deposits of the Beaverdell Map Area,
                          Geological Survey of Canada Memoir 79 (1915)

Tempelman-Kluit, D.J.	  Geology, Penticton, British Columbia;
                          Geological Survey of Canada, Map 1736A,
                          scale 1:250 000 (1989)

White, W.H.	          The Beaverdell Silver Camp, Minister of
                          Mines, B.C., Annual Report, pp. 138-148
                          (1949)



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                       STATEMENT OF QUALIFICATIONS


I, Lloyd C. Brewer, of Suite 314, 800 West Pender Street, in the City of Vancouver, British Columbia, Canada do hereby certify:

1 THAT I am president and owner of Madman Mining Co. Ltd. and have worked in the mining industry on a full time basis since 1981;

2. THAT I have held direct interests in various mineral claims located in the proximity of the Gold Bug Claim since 1990 and have worked extensively in the area during this period; and

3. THAT this report is based on an exploration program carried out under my direct supervision of exploration crews, on numerous properties in the vicinity of, and including on the mineralization now covered by, the Gold Bug Project at various dates, as well as by various geological reports and publications, in both the private and public domain.

4. THAT I consent to the inclusion or incorporation of this report or portions of this report in any regulatory filings as required, including but not limited to an SB2 Registration Statement.

Dated at Vancouver, British Columbia, this 15th day of December, 2005.


                           /s/ Lloyd C. Brewer